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FORM 12b-25	SEC FILE NUMBER
0011-3752

CUSIP NUMBER
NOTIFICATION OF LATE FILING	832156103

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: June 30, 2023

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Smith-Midland Corporation
Full Name of Registrant

N/A
Former Name if Applicable

P.O Box 300, 5119 Catlett Road
Address of Principal Executive Office (Street and Number)

Midland, Virginia 22728
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Smith-Midland Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023, within the prescribed time period, without unreasonable effort or expense, as the Company requires additional time to appoint a new independent registered public accounting firm. The Company does not anticipate being able to file its Quarterly Report on Form 10-Q until such time that the Company has transitioned to a new independent registered public accounting firm.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephanie Poe	540	439-3266
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes	☒	No	☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary results, not reviewed by an independent registered public accounting firm, for the three and six months ended June 30, 2023, an increase in revenues over the comparable prior periods is expected to be reported. Due to higher cost of goods sold as a percentage of revenue and an increase in general and administrative expenses, a loss is expected to be reported for the three and six month periods ended June 30, 2023.

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Smith-Midland Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 8/15/2023	By:	/s/ Stephanie Poe
Name: Stephanie Poe
Title: Chief Financial Officer

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